MAIL STOP 3720

March 6, 2007

Mr. Phil E. Ray
Fresh Ideas Media, Inc.
6251 Ocaso Drive
Castle Rock, Colorado 80108

  Re: **Fresh Ideas Media, Inc.**
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed February 22, 2007
    File No. 333-132252

Dear Mr. Ray:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Report of Independent Registered Public Accounting Firm, page 41

1. We note that the report of your auditor, Ronald R. Chadwick, P.C., does not cover the financial information as of and for the period ending November 30, 2005. Please include in your amended Form SB-2 filing an audit report covering this period. If you include the report of your former auditor, you should also include their updated consent in your filing.

Consent of Independent Registered Public Accounting Firm

2. Your auditor, Ronald R. Chadwick, P.C., should also consent to their firm being named as an expert in your filing. Please have them revise their consent accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Patricia Cudd
       Fax: (970) 203-0572